SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.________)

CENTRUS ENERGY CORP.

(Name of Issuer)

CLASS A COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

15643U104
(CUSIP Number)

Morris Bawabeh
15 Ocean Avenue
Brooklyn, NY 11225
Telephone: (718) 703-8441

With a copy to:
Len Breslow, Esq.

100 Jericho Quadrangle, Suite 230
Jericho, NY 11753
Telephone: (516) 822-6505

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 22, 2016

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS Morris Bawabeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,850,000 shares (see Item 4 infra)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,850,000 shares (see Item 4 infra)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000 shares (see Item 4 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.5% (see Item 4 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS Dolly Bawabeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,850,000 shares (see Item 4 infra)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,850,000 shares (see Item 4 infra)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,850,000 shares (see Item 4 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.5% (see Item 4 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS Kulayba LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 848,427 shares[1] (see Item 4 infra)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 848,427 shares[1] (see Item 4 infra)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 848,427 shares (see Item 4 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.2%[1] (see Item 4 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) 00

1 The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gates Equities
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)	AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 300,003 shares[2] (see Item 4 infra)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 300,003 shares[2] (see Item 4 infra)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,003 shares[2] (see Item 4 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4%[2] (see Item 4 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

2 The reporting person disclaims beneficial ownership of these securities except to the extent of its equity interest therein.

Item 1.            Security and Issuer.

(a)	Class A Common Stock (“Shares”)

(b)	Name of Issuer: Centrus Energy Corp. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Two Democracy Center
6903 Rockledge Drive
Bethesda, Maryland 20817

Item 2.            Identity and Background.

1.	(a)	Name:	Morris Bawabeh

	(b)	Address of Principal Business
		Office, or, if None, Residence:	15 Ocean Avenue
Brooklyn, NY 11225
	(c)	Principal occupation and name,
Address of any organization in
which such employment is
		conducted:	Real Estate Developer
Bawabeh Holdings, LLC
15 Ocean Avenue
Brooklyn, NY 11225

(d)	Morris Bawabeh has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Morris Bawabeh has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f)	Citizenship:	United States

2.	(a)	Name:	Dolly Bawabeh

	(b)	Address of Principal Business
		Office, or, if None, Residence:	15 Ocean Avenue
Brooklyn, NY 11225
	(c)	Principal occupation and name,
Address of any organization in
which such employment is
		conducted:	N/A

(d)	Dolly Bawabeh has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Dolly Bawabeh has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f)	Citizenship:	United States

3.	(a)	Name:	Kulayba LLC

	(b)	Address of Principal Business
		Office, or, if None, Residence:	15 Ocean Avenue
Brooklyn, NY 11225
	(c)	Principal Business:	Investment holdings

(d)	Kulayba LLC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Kulayba LLC has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

	(f)	Place of Organization:	New York

4.	(a)	Name:	Gates Equities

	(b)	Address of Principal Business
		Office, or, if None, Residence:	15 Ocean Avenue
Brooklyn, NY 11225
	(c)	Principal Business:	Investment holdings

(d)	Gates Equities has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Gate Equities has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Place of Organization:	New York

Item 3.            Source and Amount of Funds or Other Consideration.

Morris and Dolly Bawabeh’s personal funds were used to make their direct purchases of Shares. Morris Bawabeh contributed his personal funds to Gates Equities and Kulayba LLC for their respective purchases of Shares. The aggregate amount of the funds used in making the purchases was approximately $6.5-7 million.

Item 4.            Purpose of Transaction.

The Shares disclosed herein were acquired for investment purposes. The reporting persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The reporting persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the reporting persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.            Interests in Securities of the Issuer.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned and percent of class: See items 11 and 13 of the cover pages.

(b)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: See items 7-10 of the cover pages.

	(ii)	Shared power to vote or to direct the vote: See items 7-10 of the cover pages.

	(iii)	Sole power to dispose or to direct the disposition of: See items 7-10 of the cover pages.

	(iv)	Shared power to dispose or to direct the disposition of: See items 7-10 of the cover pages.

(c)	Transactions within the past 60 days: See Exhibit A. All transactions took place via a security exchange.

Mr. Morris Bawabeh and Mrs. Dolly Bawabeh, husband and wife, jointly own 500,000 Shares with rights of survivorship.

Kulayba LLC, a limited liability company of which Mr. Morris Bawabeh is the sole member, held 372,470 Shares on February 1, 2016, and from that date to the date of this filing acquired an additional 475,957 Shares.

Gates Equities, a general partnership of which Mr. Morris Bawabeh is a partner, holds 300,003 Shares.

Morris Bawabeh, Dolly Bawabeh, Kulayba LLC and Gates Equities have entered into a Joint Filing Agreement attached hereto as Exhibit B.

The percentages of beneficial ownership shown herein are based on 7,563,600 Shares issued and outstanding as of March 15, 2016 as reported on Form 10-K for the fiscal year ended December 31, 2015, filed on March 23, 2016.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.            Material to be Filed as Exhibits.

(a)       The trading date, number of Shares purchased or sold and the price per share for all transactions in the Shares during the past 60 days by the reporting persons are set forth in Exhibit A.

(b)       Morris Bawabeh, Dolly Bawabeh, Kulayba LLC and Gates Equities have entered into a Joint Filing Agreement attached hereto as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2016

/s/ Morris Bawabeh
Morris Bawabeh

/s/ Dolly Bawabeh
Dolly Bawabeh

Kulayba LLC

By:	/s/ Morris Bawabeh
Morris Bawabeh, Sole Member

Gates Equities

By:	/s/ Morris Bawabeh
Morris Bawabeh, Partner

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

SCHEDULE OF TRANSACTIONS IN SHARES

Reporting Person	Date of Transaction	Title of Class	Number of Shares Acquired	Price Per Share
Kulayba LLC	02/29/2016	Class A Common Stock	15,000	$1.27
Kulayba LLC	02/29/2016	Class A Common Stock	15,000	$1.28
Kulayba LLC	03/01/2016	Class A Common Stock	15,000	$1.40
Kulayba LLC	03/01/2016	Class A Common Stock	15,000	$1.46
Kulayba LLC	03/01/2016	Class A Common Stock	15,000	$1.46
Kulayba LLC	03/01/2016	Class A Common Stock	957	$1.60
Kulayba LLC	03/01/2016	Class A Common Stock	15,000	$1.40
Kulayba LLC	03/01/2016	Class A Common Stock	10,000	$1.40
Kulayba LLC	03/22/2016	Class A Common Stock	375,000	$3.15

EXHIBIT B

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D with respect to the securities of Centrus Energy Corp. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: March 29, 2016

/s/ Morris Bawabeh
Morris Bawabeh

/s/ Dolly Bawabeh
Dolly Bawabeh

Kulayba LLC

By:	/s/ Morris Bawabeh
Morris Bawabeh, Sole Member

Gates Equities

By:	/s/ Morris Bawabeh
Morris Bawabeh, Partner
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